SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2005

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13846 (Canadian Pacific Railway Limited).

SIGNATURES
NEWS RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: April 21, 2005	By:	Signed:	Robert V. Horte

		Name:	Robert V. Horte
		Title:	Corporate Secretary

Release: Immediate, April 21, 2005

(EDITORS: high-resolution photos are available in the Media section of CPR’s Website.)

VANCOUVER PORT AUTHORITY AND CANADIAN PACIFIC RAILWAY
SIGN AGREEMENT TO ENHANCE ASIA-PACIFIC TRADE

Vancouver, B.C. — The Vancouver Port Authority (VPA) and Canadian Pacific Railway (CPR) announced today they have signed a cooperation agreement to work together on joint capacity development. The agreement is a significant step forward to more fully capture expanding Asia-Pacific trade opportunities for the benefit of all Canadians and British Columbia’s economic growth.

Initiatives will include marketing and domestic public policy advocacy programs to enhance competitiveness, operational efficiencies and customer service at the Port of Vancouver. CPR and the VPA have also committed to ensuring that the Port of Vancouver is the most secure port system on the West Coast of the Americas.

“We are committed to leading the development of an integrated transportation system in western Canada that can drive trade and economic development throughout British Columbia and across the country,” said Capt. Gordon Houston, VPA President and CEO. “It is only by working together with our transportation partners that the Port of Vancouver will capture the significant growth opportunities projected over the next 15 years for the benefit of the province, its workers and Canada’s import- and export-dependent industries.”

Rob Ritchie, CPR President and CEO, said: “We have the opportunity to harness the tremendous growth of North America’s trade with Asia. It is going to require a commitment on behalf of all of our partners, including the three levels of government, to make that happen, as well as a coordinated approach that adds the right infrastructure at the right time and with the right investment climate. CPR has already made a $160-million commitment this year to expand our network between the Prairies and the Vancouver Gateway and will have new infrastructure in place by this fall. This agreement further provides a framework to plan future infrastructure based on new sources of growth in Asia-North America trade.”

CPR’s $160-million expansion program will increase the company’s capacity in western Canada by 12 per cent, or more than 400 freight cars per day. The expansion work involves 25 projects, including:
➢	10 projects between Moose Jaw, Sask., and Calgary to extend sidings and lay sections of double track;
➢	three projects between Edmonton and Calgary to extend sidings and build a new siding;
➢	12 projects between Calgary and the Port of Vancouver to extend sidings and lay sections of double track.

Capt. Houston and Mr. Ritchie said container volumes at British Columbia seaports are expected to grow from 2 million 20-ft. equivalent units (TEU) to between 5 million and seven million TEUs by 2015. This container traffic increase, along with the rapid growth of resource exports, including coal, grain, potash and sulphur, have pushed projected growth in the province’s port and rail sector to:

•	$10.5 billion in annual economic output for B.C., from $3.9 billion — a 170-per-cent increase;

•	50,000 direct jobs in B.C., from 18,000 — a 178-per-cent increase;

•	$2.7 billion in wages paid to B.C. workers each year, from $1 billion — a 170-per-cent increase.

Both the VPA and CPR acknowledge that there is a great deal more to do if British Columbia, the Prairie provinces and the rest of Canada are to fully embrace the economic opportunities presented by Asia-Pacific trade. The two organizations will advocate a policy framework in Canada that fosters private sector investment in an integrated transportation system — including marine, rail, road and air. They will also work to encourage and coordinate federal and provincial investment in Canada’s aging transportation network in local communities.

Capt. Houston and Mr. Ritchie acknowledged the significant efforts already made by the B.C. government — including its contribution to property tax relief for port terminal operators and its investments in infrastructure and port development.

“Transportation will be the next great growth industry in this province,” Capt. Houston said. “But to achieve our potential, we need every segment of our transportation system — public and private — to work together. We are optimistic that today’s announcement will be a catalyst for further collaboration, partnership and joint initiatives within our sector.”

About Port of Vancouver

The Port of Vancouver is Canada’s largest and most diversified port, trading more than $29 billion in goods with more than 90 trading economies each year. Port activities generate 62,000 jobs in total with $1.6 billion in gross domestic product and $3.5 billion in economic output. For more information, visit www.portvancouver.com.

About CPR

Canadian Pacific Railway is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. Canadian Pacific Logistics Solutions provides logistics and supply chain expertise worldwide. For more information, visit CPR’s website at www.cpr.ca.

Contacts:

Vancouver Port Authority Anne McMullin Director, Corporate Communications and Public Affairs (604) 665-9069 (office) (604) 218-1403 (cellular) anne.mcmullin@portvancouver.com	Canadian Pacific Railway
Len Cocolicchio
Senior Manager, Corporate Communications
(403) 319-7591
len_cocolicchio@cpr.ca

Paul Bell
Vice-President, Investor Relations
Tel.: (403) 319-3591
investor@cpr.ca